# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: First High-School Education Group Co., Ltd., CIK 0001786182
CUSIP: 320505100
Title of class of securities: Class A Ordinary Shares, par value of $0.00001 per share
Address of issuer's principal executive offices: No. 1-1, Tiyuan Road,, Xishan District, Kunming,Yunnan Province, China (F4), 650228
Date of event which requires filing of this statement: 03/10/2025
Filed by CIK 0001907944
Persons authorized to receive notices and communications: Mr. Shaowei Zhang, No. 1-1, Tiyuan Road,, Xishan District, Kunming,Yunnan Province, China (F4), 650228, 86-871-6515-5502; Ms. Yu Wu, No. 1-1, Tiyuan Road, Xishan District, Kunming,Yunnan Province, China (F4), 650228, 86-871-6515-5502; Visionsky Group Limited, No. 1-1, Tiyuan Road, Xishan District, Kunming,Yunnan Province, China (F4), 650228, 86-871-6515-5502; Brightenwit Group Limited, No. 1-1, Tiyuan Road, Xishan District, Kunming,Yunnan Province, China (F4), 650228, 86-871-6515-5502; Long-Spring Edu Mgmt Ltd, No. 1-1, Tiyuan Road, Xishan District, Kunming,Yunnan Province, China (F4), 650228, 86-871-6515-5502; Long-Spring Edu Tech Ltd, No. 1-1, Tiyuan Road, Xishan District, Kunming,Yunnan Province, China (F4), 650228, 86-871-6515-5502; Long-Spring Edu Consult Ltd, No. 1-1, Tiyuan Road, Xishan District, Kunming,Yunnan Province, China (F4), 650228, 86-871-6515-5502; Long-Spring Edu Intl Ltd, No. 1-1, Tiyuan Road, Xishan District, Kunming,Yunnan Province, China (F4), 650228, 86-871-6515-5502; Spring River Greater China Fd, 12A1, OfficePlus@Mongkok,, 998 Canton Road,, Mongkok, Hong Kong (K3), 00000, 852-0755-25164935

## Reporting persons
- Shaowei Zhang (CIK 0001907944): type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Visionsky Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Yu Wu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Brightenwit Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Long-Spring Education Technology Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Long-Spring Education Management Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Long-Spring Education Consulting Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Long-Spring Education International Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Spring River Greater China Fund: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value of $0.00001 per share
Name of issuer: First High-School Education Group Co., Ltd.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On March 10, 2025, the Company and Merger Sub filed a plan of merger with the Registrar of Companies of the Cayman Islands, pursuant to which the Merger became effective on March 10, 2025 (the "Effective Time"). As a result of the Merger, the Company, as the surviving company of the Merger, became a wholly owned subsidiary of Parent.

At the Effective Time, each Ordinary Share and each ADS (together with the underlying Class A Ordinary Shares represented by such ADSs) issued and outstanding immediately prior to the Effective Time was cancelled and ceased to exist in exchange for the right to receive US$0.05 per Ordinary Share or US$0.15 per ADS (less an ADS cancellation fee of US$0.05 per ADS), in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) the Rollover Shares, which were contributed by the Rollover Shareholders to Merger Sub in exchange for newly issued ordinary shares of Parent, (b) any other Ordinary Shares (including Class A Ordinary Shares represented by ADSs) held by Parent, Merger Sub, the Company or any of their respective subsidiaries (including any Ordinary Shares owned as treasury shares), which were cancelled and ceased to exist for nil consideration or distribution therefor, and (c) the Ordinary Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Company who have validly delivered and not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the Companies Act (collectively, the "Dissenting Shares"), which were cancelled at the Effective Time and entitled the holders thereof to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the Companies Act. Upon consummation of the Merger, Mr. Pengwei Luo, a director and the sole shareholder holding all the management shares of Spring River Greater China Fund, replaced Spring River Greater China Fund as the shareholder of the Parent, owning the shares of the Parent allotted to Spring River Greater China Fund (i.e., 5,840,676 shares).

As a result of the Merger, the ADSs ceased to be quoted on the OTC Market. The Company intends to file with the SEC a Form 15 suspending the Company's reporting obligations under the Act. The Company's obligations to file with or furnish to the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As a result of the transactions described in Item 4 of this Schedule 13D, each Reporting Person no longer beneficially owns any Ordinary Shares, and each Reporting Person no longer has any voting or dispositive power over any Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: As a result of the transactions described in Item 4 of this Schedule 13D, each Reporting Person no longer beneficially owns any Ordinary Shares, and each Reporting Person no longer has any voting or dispositive power over any Ordinary Shares.
Transactions in the class effected during the past sixty days: Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the transactions described in Item 4 of this Schedule 13D, on the date hereof, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Ordinary Shares. This Amendment No. 2 is the final amendment to the Schedule 13D.

## Signatures
- Shaowei Zhang: /s/ Shaowei Zhang, Shaowei Zhang (03/12/2025)
- Visionsky Group Limited: /s/ Shaowei Zhang, Shaowei Zhang,Director (03/12/2025)
- Yu Wu: /s/ Yu Wu, Yu Wu (03/12/2025)
- Brightenwit Group Limited: /s/ Yu Wu, Yu Wu,Director (03/12/2025)
- Long-Spring Education Technology Limited: /s/ Shaowei Zhang, Shaowei Zhang,Director (03/12/2025)
- Long-Spring Education Management Limited: /s/ Shaowei Zhang, Shaowei Zhang,Director (03/12/2025)
- Long-Spring Education Consulting Limited: /s/ Shaowei Zhang, Shaowei Zhang,Director (03/12/2025)
- Long-Spring Education International Limited: /s/ Minglin Wu, Minglin Wu,Director (03/12/2025)
- Spring River Greater China Fund: /s/ Pengwei Luo, Pengwei Luo,Director (03/12/2025)